November 4, 2011

Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EDGAR SUBMISSION

Re:           Brown-Forman Corporation
Form 10-K for Fiscal Year Ended April 30, 2011
Filed June 27, 2011; File No. 002-26821

Request for Extension

Dear Ms. Jenkins,

We are in receipt of the Securities & Exchange Commission’s letter dated October 26, 2011.

As discussed with Mr. Steve Lo of your office, we are writing to confirm our request for an additional ten business days within which to respond to your letter.  We understand our request for an extension has been granted, and that we have until November 23, 2011 to respond.  We appreciate the Commission’s accommodation of our request.

Please do not hesitate to contact me at (502) 774-7165 should you have any questions or concerns.

Sincerely,

/S/ Jane C. Morreau
Jane C. Morreau,
Chief Accounting Officer

cc:           Matthew E. Hamel